EXHIBIT 99.2: PRESS RELEASE
LDK Signs Five-Year Wafer Supply Agreement with XL Telecom & Energy Limited
XINYU CITY, China and SUNNYVALE, Calif., August 13, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of solar wafers, today announced that it has signed a five-year contract to supply multicrystalline solar wafers to India-based XL Telecom & Energy Limited.
Under the terms of the agreement, LDK Solar will deliver approximately 300 MW of multicrystalline silicon solar wafers to XL Telecom & Energy Limited over a five-year period, commencing in the first quarter of 2009 and extending through 2013. XL Telecom & Energy Limited will make a down payment representing a portion of the contract value to LDK Solar.
“We are pleased to enter into this long-term supply contract with XL Telecom & Energy Limited, a leading Solar Export company,” stated Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar. “With this most recent supply contract we are looking forward to building a relationship with XL Telecom & Energy Limited as well as expanding our presence in India.”
“As we work to achieve our capacity expansion and growth goals to meet the increasing demands of the global photovoltaic market in the coming years, we are very pleased to have LDK Solar as a long-term partner and look forward to their supply, in order to secure an important part of our wafer needs,” commented Dinesh Kumar, Managing Director and CEO of XL Telecom & Energy Limited.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
About XL Telecom & Energy Limited
XL Telecom & Energy Limited, a NSE and BSE listed Company with its headquarters out of Hyderabad, India, and is a leading Solar Exporter. XL is in the process of establishing its 120 MW Solar Cell manufacturing facility in Rajiv Gandhi Nano Technology Park SEZ, which is scheduled to commence its operations in Sep/Oct 2008. XL Telecom and Energy is a Rs.7 Billion Revenues company with its focus in Solar, Ethanol and Telecom segments and was established in 1985.
Safe Harbor/Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801